              INFORMATION REQUIREMENTS FOR FILINGS UPON ACQUISITION
             OF FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT
                  TO THE REPORTING REQUIREMENTS OF THE 1934 ACT
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                                (AMENDMENT NO. 1)

                           PHOTOGEN TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   71932A-10-1
                                 (CUSIP Number)

                              Timothy Scott, Ph.D.
                        c/o Photogen Technologies, Inc.,
            140 Union Square Drive, New Hope, PA 18938 (215/862-6860)
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  May 24, 2001
             (Date of Event Which Requires Filing of this Statement)

         If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a proper cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP No. 71932A-10-1
--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or I.R.S. Identification             Timothy Scott, Ph.D.
         Nos. of Above Persons
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a              (a)         X
                                                          ----------------------
         Member of a Group (See Instructions)        (b)
                                                          ----------------------

--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)            00
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                 United States
--------------------------------------------------------------------------------

Number of Shares Beneficially       (7)  Sole Voting Power          1,707,667(A)
Owned by Each Reporting Person      --------------------------------------------
With                                (8)  Shared Voting Power        0(A)
                                    --------------------------------------------
                                    (9)  Sole Dispositive Power     1,707,667
                                    --------------------------------------------
                                    (10) Shared Dispositive Power   0

--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned
         By Each Reporting Person                             1,707,667(A)
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)           [X](A)
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount
         in Row (11)                                          4.5%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)          IN
--------------------------------------------------------------------------------

     (A)Reporting person disclaims beneficial ownership of shares owned by persons other than himself who are parties to an Amended and Restated Voting Agreement or lock-up Agreement. See description of Amended and Restated Voting Agreement and lock-up Agreement in Item 4, below.

                              CUSIP No. 71932A-10-1
--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or I.R.S. Identification             Scott Family Investment
         Nos. of Above Persons                     Limited Partnership
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a              (a)         X
                                                          ----------------------
         Member of a Group (See Instructions)        (b)
                                                          ----------------------

--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)               00
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization             Delaware
--------------------------------------------------------------------------------

Number of Shares Beneficially       (7)  Sole Voting Power          2,300,000(A)
Owned by Each Reporting Person      --------------------------------------------
With                                (8)  Shared Voting Power        0(A)
                                    --------------------------------------------
                                    (9)  Sole Dispositive Power     2,300,000
                                    --------------------------------------------
                                    (10) Shared Dispositive Power   0

--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned
         By Each Reporting Person                             2,300,000(A)
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)           [X](A)
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount
         in Row (11)                                          6.1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)          PN
--------------------------------------------------------------------------------

     (A) Reporting person disclaims beneficial ownership of shares owned by persons other than it who are parties to an Amended and Restated Voting Agreement or lock-up Agreement. See description of Amended and Restated Voting Agreement and lock-up Agreement in Item 4, below.

Item 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to common stock ("Common Stock") of Photogen Technologies, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 140 Union Square Drive, New Hope, PA 18938.

Item 2.  IDENTITY AND BACKGROUND.

         Set forth below is the following information with respect to the person filing this Schedule 13D: (a) name; (b) business address; (c) principal occupation and name, business and address of employer; (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws and (f) citizenship.

I.
         a)       Timothy Scott, Ph.D.
         b)       Photogen, Inc., 7327 Oak Ridge Highway, Suite B, Knoxville, TN
                  37931
         c) Vice President and Chief Operation Officer of the Issuer and current employee (research scientist) of Photogen, Inc. a wholly owned subsidiary of the Issuer
         d)       No criminal convictions (1)
         e)       No adverse civil judgments for violations of securities laws
         f)       United States

II.
         a) Scott Family Investment Limited Partnership (Timothy Scott, General Partner)
         b) c/o Timothy Scott, Ph.D., Photogen, Inc., 7327 Oak Ridge Highway, Suite B, Knoxville, TN 37931
         c)       Investment Partnership
         d)       No criminal convictions (1)
         e) No adverse civil judgments for violations of securities laws (1)
         f)       Illinois

            (1) During the last five years, neither the filing person nor any person described in General Instruction C to Schedule 13D with respect to a filing person that is an entity has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Dr. Scott acquired his Common Stock from the Issuer on May 16, 1997 as a result of the merger between Photogen, Inc. (of which he and four other investors were the sole stockholders) and a wholly-owned subsidiary of Issuer. The consideration for the Common Stock Mr. Scott received from the Issuer was his interest in Photogen, Inc.

         Since May of 1997, none of the reporting persons have acquired any additional shares from the Issuer. The reporting persons have transferred a portion of their shares to various entities controlled by them or disposed of certain shares to third parties by gift or sale.

         In May and June 1998, in two separate private transactions, Dr. Scott sold 20,000 shares of Common Stock to a third party at a sale price per share of $24.00, and 192,000 shares of Common Stock to a third party at a sale price per share of $.15. The buyer of the shares in each instance represented to Dr. Scott that he acquired the shares for investment purposes and not with a view to the resale or distribution thereof in compliance with applicable securities laws.

         On June 3, 1998, in a private transaction, Dr. Scott sold 63,333 shares of Common Stock to a third party at a sale price per share of $8.21. The buyer of the shares represented that he acquired the shares for investment purposes and not with a view to the resale or distribution thereof except in compliance with applicable securities laws.

         On or about June 30, 1998, Dr. Scott transferred 2,300,000 shares of Issuer's common to the Scott Family Investment Limited Partnership. Dr. Scott retains beneficial ownership of the shares held by the family partnership.

         In December 1998 and June 1999, Dr. Scott gifted a total of 17,000 shares of Issuer's Common Stock to various third parties.

         The reporting persons previously filed Schedule 13Ds on February 25, 1998, May 12, 1998, July 27, 1998 and December 30, 1998 as members of a "group" pursuant to Section 13(d) of the Securities Exchange Act of 1934 and Rule 13d-3. The members of the group are now filing individually pursuant to Rule 13(d)-1(k)(1)(i).

         This Amendment No. 1 reports Dr. Scott's sale of 500,000 to the Issuer's Chairman of the Board at a sale price per share of $.50 on May 24, 2001 in a private transaction. The buyer of the shares represented that he acquired the shares for investment purposes and not with a view to the resale or distribution thereof except in compliance with applicable securities laws.

Item 4.  PURPOSE OF TRANSACTION.

         On May 9, 2001, the reporting person entered into an agreement that all shares of Common Stock beneficially owned by the reporting persons shall be subject to a lock-up Agreement by and among the Issuer, Photogen, Inc. and four other shareholders of the Issuer who as of May 18, 2001 collectively hold approximately 22,558,435 shares of the Issuer's Common Stock (see Exhibit 1 attached hereto). Among other things, the lock-up Agreement prohibits the reporting person from selling, transferring or otherwise disposing of those shares until May 9, 2004 except for limited sales of between 42,000 and 78,000 shares each year at prices above $5.00 per share and gifts of 10,000 shares per year. The reporting persons disclaim beneficial ownership of all shares owned by the other shareholders who are a party to the lock-up Agreement.

         The shares of Common Stock beneficially owned by the reporting persons are also subject to an Amended and Restated Voting Agreement (which was attached as an Exhibit to Amendment No. 2 to the reporting person's Schedule 13D dated July 27, 1998) and further amended by Amendment No. 1 to Amended and Restated Voting Agreement on September 30, 1999 which was attached to the reporting person's Schedule 13D dated September 18, 2000 as Exhibit No. 2 (the "Amended Agreement"). The Amended Agreement was entered into among Eric Wachter,
Ph.D., Craig Dees, Ph.D., Walter Fisher, Ph.D., Tim Scott, Ph.D., and John Smolik (the "Tennessee Stockholders") and Robert Weinstein, M.D. (the
"Chicago Stockholder"). The Amended Agreement generally provides that the Tennessee Stockholders and Chicago Stockholder will vote shares of Common
Stock beneficially owned by them (i) in accordance with the unanimous recommendation of the Board of Directors and with respect to any amendments to the Articles of Incorporation or Bylaws, (ii) to fix the number of directors at seven, (iii) to elect to the Board of Directors five persons nominated by holders of 80% of the shares of the Tennessee Stockholders and two persons nominated by holders of 80% of the shares of the Chicago
Stockholder (and to remove any such director at the request of the stockholders who nominated him), and (iv) to fix the number of directors on the Board's Executive Committee at three, two of whom will be selected by the Tennessee Stockholders and one of whom will be selected by the Chicago Stockholder. Accordingly, the parties to the Amended and Restated Voting Agreement may be deemed to share voting power with respect to their shares.
The reporting persons disclaim ownership of all shares owned by the other parties to the Amended Agreement.

         Except as describe above, no reporting person has any current plans or proposals that relate to or would result in:

         1. The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

         2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         3. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         4. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         5. Any material change in the present capitalization or dividend policy of the Issuer;

         6. Any other material change in the Issuer's business or corporate structure;

         7. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         8. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         9. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         10.  Any action similar to any of those enumerated above.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.


--------------------------------------- --------------------------- ----------------------- ------------------------
NAME OF ITEM OR PERSON                  COMMON STOCK BENEFICIALLY       % OF CLASS (1)      VOTING POWER
                                        OWNED
--------------------------------------- --------------------------- ----------------------- ------------------------

Timothy Scott, Ph.D.                                 1,707,667 (2)           4.5%           Sole (3)
--------------------------------------- --------------------------- ----------------------- ------------------------

Scott Family Investment, Limited                     2,300,000 (2)           6.1%           Sole (3)
Partnership
--------------------------------------- --------------------------- ----------------------- ------------------------

            (1) All percentages in this table are based, pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, on the 37,782,388 shares of Common Stock of the Issuer outstanding as of May 18, 2001.

            (2) Excludes shares of Common Stock owned by other persons that are subject to the Amended and Restated Voting Agreement and lock-up Agreement described in Item 4, above.

            (3) Common Stock owned by the reporting person is subject to the Amended and Restated Voting Agreement and lock-up Agreement described in Item 4, above.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Amended and Restated Voting Agreement and lock-up Agreement with the reporting person are described in Item 4, above. There are no other contracts, arrangements or understandings among any of the Item 2 person made or entered into specifically with respect to holding, voting or disposing of the Common Stock of the Issuer.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

The following exhibits are filed with this Schedule 13D

1. Agreement by and among Issuer, Photogen, Inc. and the following individuals: Timothy Scott, John Smolik, Eric Wachter, Craig Dees and Walter Fisher, Theodore Tannebaum and Robert W. Weinstein, M.D. dated May 9, 2001.

2.       Original Amended and Restated Voting Agreement entered into as of
         June 17, 1998, by and among Eric A. Wachter, Ph.D., Craig Dees, Ph.D., Walter Fisher, Ph.D., Tim Scott, Ph.D., John Smolik and Robert J. Weinstein, M.D. (incorporated by reference to Exhibit 2 of Amendment No. 2 to the Schedule 13D filing dated July 27, 1998).

3. Amendment No. 1 to Amended and Restated Voting Agreement entered into as of September 30, 1999 by and among Eric A. Wachter, Ph.D., Craig Dees, Ph.D. Walter G. Fisher, Ph.D., Tim Scott, Ph.D., John Smolik and Robert J. Weinstein and joined into by Photogen Technologies, Inc. (incorporated by reference to Exhibit 2 to the Schedule 13D filing dated September 18, 2000).

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 31, 2001

                                    /s/ Timothy Scott
                                    --------------------------------------------
                                    TIMOTHY SCOTT, on his own behalf and as
                                    General Partner of the Scott Family
                                    Investment Limited Partnership